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RECEIVED
MAR 0 2 2006
WASH. D.C.
185

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40 944

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/05____ AND ENDING____12/31/05____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INNOVATIVE SECURITIES, INC.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

____12300 W. CENTER STREET #150____
(No. and Street)

WAUWATOSA,   WI   53222

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kristan Renzaglia   414.258.0500

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DALIN, WAYNE

(Name – *if individual, state last, first, middle name*)

2323 NORTH MAYFAIR ROAD   MILWUAKEE   WI   53226

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, _Duane A. Swenson_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _INNOVATIVE SECURITIES, INC._ , as of _DECEMBER 31_ , 20_05_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____ Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

INNOVATIVE SECURITIES, INC.

Financial Statement

December 31, 2005

Table of Contents

<u>Independent Auditor's Report</u>

February 1, 2006

To the Board of Directors
Innovative Securities, Inc.

We have audited the accompanying Statement of Financial Condition of Innovative Securities, Inc. as of December 31, 2005 and the related Statements of Income, Changes in Stockholder's Equity, and Cash Flows for the year ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Innovative Securities, Inc. as of December 31, 2005, and the results of its operations, changes in financial position and cash flows for the year ended December 31, 2005 in conformity with generally accepted accounting principles.

Our examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Dalin Lindseth & Co., S.C.

INNOVATIVE SECURITIES, INC.
Statements of Financial Condition
(With auditors report of February 1, 2006)
As of December 31, 2005

ASSETS	2005	
Current Assets		
Cash	10,461	
Total Current Assets		10,461
Property, Plant and Equipment		
Office equipment (net of accumulated depreciation)	0	
		0
Total Property, Plant and Equipment		
Total Assets		10,461

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	-0-
Stockholder's Equity	
Common Stock - $1 par value, 56,000 shares authorized, 100 shares issued	100
Paid in Capital	11,900
Retained Earnings	1,768
Less: Treasury Stock	(3,307)
Total Stockholder's Equity	10,461
Total Liabilities and Stockholder's Equity	10,461

The accompanying notes are an integral part of these statements.

INNOVATIVE SECURITIES, INC.

Statement of Income
(With the auditor's report of February1, 2006)
For the year ended December 31, 2005

	2005	Percentage of Revenue
Revenues		
Commissions		
	136,149	100.00
Expenses		
Bank Service Charges	33	-
Commissions	117,140	86.1
Consulting	9,392	6.9
Filing & Registration	1,475	1.1
Insurance/Surety Bonds	368	.2
Labor /Contract	90	-
License & Fees	320	.2
Profession Fees	2,528	1.9
Rent	1,200	.9
Office Expense	30	-
Travel and Entertainment	2,480	1.9
Seminars	1,016	7
Total Expenses	136,072	99.9
Net Income (Loss)	77	.01

The accompanying notes are an integral part of these statements.

INNOVATIVE SECURITIES, INC.
<u>Statement of Changes in Stockholder's Equity</u>
(With the auditor's report of February 1, 2006)
For the year ended December 31, 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock
Balance – January 1, 2005	100	11,900	1,691	(3,307)
Net Income (Loss)	-	-	77	-
Purchase of Treasury Stock	-	-	-	-
Balance – December 31, 2005	100	11,900	1,768	(3,307)

The accompanying notes are an integral part of these statements.

INNOVATIVE SECURITIES, INC.
Schedule of Changes in Working Capital
(With the auditor's report of February 1, 2006)
For the year ended December 31, 2005

Current Assets	Increase (Decrease) in Working Capital
	2005
Cash	10,461
Current Liabilities	-0-
Net Working Capital	10,461

The accompanying notes are an integral part of these statements.

INNOVATIVE SECURITIES, INC.
Statement of Cash Flows
(With auditor's report of February 1, 2006)
For the year ended December 31, 2005

Cash flows from operating activities:	2005
Net Income (Loss)	77
Items Not Affecting Cash Balances: Depreciation	0
Net cash applied by operating activities	77
Cash, beginning of period	10,384
Cash, end of period	10,461

The accompanying notes are an integral part of these statements.

INNOVATIVE SECURITIES, INC.
Notes to Financial Statements
(With the auditor's report of February 1, 2006
For the year ended December 31, 2005

Note #1   Organization

The Company was incorporated on May 25, 1988 as a broker-dealer engaged in the business of selling securities. The Company was activated in March, 1989. On August 31, 2004. Erik Swenson purchased all of the outstanding shares owned by Roy Hauswirth (16%) and Nancy Cleveland (16%) . On December 13, 2004, Erik Swenson sold outstanding shares (30%) to Donald Solem; on December 18,2004 he sold outstanding shares (33.5%) to Duane Swenson. As a result of the share activity in 2004, ownership interest is as follows:

Duane Swenson	65 %
Donald Solem	30 %
Gail Dallman	5 %

Note #2   Summary of Significant Accounting Policies

A. Commission Revenue and Expense
Commission revenue is considered earned when the specified minimum sales level of each offering is achieved. Commissions for sales of securities are due the registered representatives when both the minimum sales level of each offering is achieved and the offer to purchase is accepted by the Company and the issuer of the securities.

B. Income Taxes
The Company uses the tax reduction method of recognizing tax credits in the years that they are utilized.

Note #3   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall exceed 8 to 1 in the first twelve months of operations and 115 to 1 thereafter (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005 the Company had net capital of $10,461.00, which exceeded its required net capital of $5,000. The Company's net capital ratio at December 31, 2005 was 0 to 1.

Note #4   Related Party Transactions

Duane A. Swenson and Gail B. Dallmann are Directors of the Company;
Donald Solem is a Shareholder.

The Company was involved in the following related party transactions in 2005:

	Commissions	Consulting	Total Paid
Paid to Duane A. Swenson	25,963.58	4819.02	30,782.60
Paid to Gail B. Dallmann	-0-	3,970.14	3,970.14
Paid to Donald Solem	4,192.75	120.00	4,312.75

INNOVATIVE SECURITIES, INC.
Schedule I
Computation of Net Capital and Other Required Information
Under Rule 15c3-1 of the Securities and Exchange Commission
(With the auditor's report of February 1, 2006)
As of December 31, 2005

Net Capital	2005
Total stockholder's equity	10,461
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital	-0-
Total capital and allowable subordinated liabilities	10,461
Deductions and/or charges:	-0-
Net Capital	10,461

Aggregate Indebtedness	-0-

Computation of Basic Net Capital Requirements

Minimum net capital required	5,000
Excess net capital at 1500%	10,461
Excess net capital at 1000%	10,461
Ratio: Aggregate indebtedness to net capital	0 to 1

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2005)

Net capital, as required in Company's Part II (unaudited) FOCUS report	10,461
Net audit adjustments	-0-
Net Capital (per above)	10,461

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2005

February 1, 2006

To the Board of Directors
Innovative Securities, Inc.

We have audited the financial statements of Innovative Securities, Inc. for the year ended December 31, 2005 and have issued our report thereon dated February 1, 2006. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Innovative Securities, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Innovative Securities, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Respectfully submitted,

Dalin Lindseth & Co., S.C.